

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

<u>Via E-mail</u>
Marc Fox, Chief Financial Officer
Ladder Capital Corp.
345 Park Avenue, 8th Floor
New York, NY 10154

> **Re:** **Ladder Capital Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 21, 2014**
> **File No. 333-193071**

Dear Mr. Fox:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Recent Developments, page 12</u>

1. We note your response to comment 2 of our letter dated January 17, 2014 and your revised disclosure on page 15. We note that you have presented and discussed cash flows used in "Loan originations and purchases" and cash flows provided by "Proceeds from sale of loans." Please also disclose estimated cash flows related to the financing of those activities or include additional narrative discussion of the related funding, or tell us why you do not believe it is necessary.

Master Purchase Agreement, page 16

2.   We note your disclosure that your financing agreement has been reduced to $150,000,000. Please clarify whether this will have any impact on your operations for the next 6 months, discuss whether you anticipate this agreement being extended beyond July 24, 2014, and the impact on your operations if it is not extended. Further, please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file it.

Dilution, page 81

3.   We note your response to comment 3 of our letter dated January 17, 2014, and will monitor your next amendment for compliance.

Unaudited Pro Forma Consolidated Financial Information, page 85

4.   We note your response to comment 5 of our letter dated January 17, 2014, and will monitor your next amendment for compliance.

Business, page 140

Real Estate, page 147

5.   Please discuss when the company acquired the commercial and residential properties and disclose the material terms of the transactions.

Underwriting, page 206

Other Relationships, page 209

6.   We note your disclosure that "[c]ertain of the underwriters or their affiliates may be lenders under [your] new revolving credit facility." Please revise to identify the underwriters.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551- 3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via e-mail*)